                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
                           --------------------------
                         (Title of Class of Securities)



                                   81616X 10 3
                           --------------------------
                                 (CUSIP Number)


                                Bruce A. Backberg
                              Senior Vice President
                          The St. Paul Companies, Inc.
                              385 Washington Street
                            St. Paul, Minnesota 55102
                                 (651) 310-7916
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                   May 1, 2001
                           --------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

CUSIP NO. 81616X 10 3                     SCHEDULE 13D              Page 2 of 9

-------------------------------------------------------------------------------
        1               NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        (entities only)

                        The St. Paul Companies, Inc.

-------------------------------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        Not Applicable                       (a)  / /

                                                             (b)  / /
-------------------------------------------------------------------------------
        3               SEC USE ONLY

-------------------------------------------------------------------------------
        4               SOURCE OF FUNDS
                        WC
-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

-------------------------------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION
                        Minnesota corporation
-------------------------------------------------------------------------------
    NUMBER OF                 7      SOLE VOTING POWER
     SHARES                                   0
  BENEFICIALLY          -------------------------------------------------------
    OWNED BY                  8      SHARED VOTING POWER
      EACH                                    7,020,376 (see Items 5 and 6)*
   REPORTING
     PERSON             -------------------------------------------------------
      WITH                    9      SOLE DISPOSITIVE POWER
                                              0

                        -------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                              7,020,376 (see Items 5 and 6)*
-------------------------------------------------------------------------------
       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                        EACH REPORTING PERSON
                        7,020,376 (see Items 5 and 6)*
-------------------------------------------------------------------------------
       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                        EXCLUDES CERTAIN SHARES  / /
                        Not Applicable

-------------------------------------------------------------------------------
       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        37.0%*
-------------------------------------------------------------------------------
       14               TYPE OF REPORTING PERSON
                        HC, IC and CO
-------------------------------------------------------------------------------
* Does not include additional shares that may be deemed beneficially owned by the Reporting Person as a result of the voting agreement described in Item 6.

CUSIP NO. 81616X 10 3                     SCHEDULE 13D              Page 3 of 9

-------------------------------------------------------------------------------
        1               NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                        (entities only)

                        St. Paul Fire and Marine Insurance Company

------------------------------------------------------------------------------
        2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        Not Applicable                       (a)  / /

                                                             (b)  / /
-------------------------------------------------------------------------------
        3               SEC USE ONLY

-------------------------------------------------------------------------------
        4               SOURCE OF FUNDS

-------------------------------------------------------------------------------
        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

-------------------------------------------------------------------------------
        6               CITIZENSHIP OR PLACE OF ORGANIZATION
                        Minnesota corporation
-------------------------------------------------------------------------------
    NUMBER OF                 7      SOLE VOTING POWER
     SHARES                                   0
  BENEFICIALLY          -------------------------------------------------------
    OWNED BY                  8      SHARED VOTING POWER
      EACH                                    7,020,101 (see Items 5 and 6)*
   REPORTING
     PERSON             -------------------------------------------------------
      WITH                    9      SOLE DISPOSITIVE POWER
                                              0

                        -------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                              7,020,101 (see Items 5 and 6)*
-------------------------------------------------------------------------------
       11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                        EACH REPORTING PERSON
                        7,020,101 (see Items 5 and 6)*
-------------------------------------------------------------------------------
       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                        EXCLUDES CERTAIN SHARES  / /
                        Not Applicable

-------------------------------------------------------------------------------
       13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        37.0%*
-------------------------------------------------------------------------------
       14               TYPE OF REPORTING PERSON
                        IC and CO
-------------------------------------------------------------------------------
* Does not include additional shares that may be deemed beneficially owned by the Reporting Person as a result of the voting agreement described in Item 6.

     This Amendment No. 4 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 17, 2000 (the "Original Statement"), as amended by Amendment No. 1 dated May 19, 2000 ("Amendment No. 1"), Amendment No. 2 dated September 8, 2000 ("Amendment No. 2") and Amendment No. 3 dated November 15, 2000 ("Amendment No. 3"), filed by and on behalf of The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M") with respect to the common stock, par value $.01 per share (the "Common Stock") of Select Comfort Corporation, a Minnesota corporation ("Select Comfort"). The St. Paul and F&M are sometimes collectively referred to herein as the "Reporting Persons."

     Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. All terms used, but not defined, in this Amendment No. 4 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 1, 2001, St. Paul Venture Capital VI, LLC ("SPVC VI"), a subsidiary of each of the Reporting Persons, loaned Select Comfort $2,000,000 pursuant to a demand note, which is described in Item 6 (the "Note"). Corporate funds of SPVC VI were used to purchase the Note. No funds used to purchase the Note were borrowed.

ITEM 4.    PURPOSE OF TRANSACTION.

         See Item 3 entitled "Source and Amount of Funds or Other
Consideration" above for a description of the transaction being reported on this Amendment to Schedule 13D.

         The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions. Any decision to increase their holdings in Select Comfort will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Select Comfort, and general economic conditions and stock and money market conditions. At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

         Except as otherwise provided in this Item 4 and other than as to matters that Patrick A. Hopf, as Chairman of the Board of Select Comfort, may consider and discuss with other Select Comfort officers and board members from time to time and other than an additional financing of Select Comfort of which the Reporting Persons intend to participate, none of the Reporting Persons or any of their affiliates has any present plans or proposals which relate to or would result in:

     o the acquisition by any person of additional securities of Select Comfort or the disposition of securities of Select Comfort;

     o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Select Comfort;

     o    a sale or transfer of a material amount of assets of Select Comfort;

     o any change in the present board of directors or management of Select Comfort, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     o any material change in the present capitalization or dividend policy of Select Comfort;

     o any other material change in Select Comfort's business or corporate structure;

     o changes in Select Comfort's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Select Comfort by any person;

     o causing a class of securities of Select Comfort to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     o a class of equity securities of Select Comfort becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

     o    any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) 1. Amount beneficially owned: As of May 1, 2000, The St. Paul and F&M may be deemed to have owned beneficially 7,020,376 shares of Common Stock of Select Comfort and 7,020,101 shares of Common Stock of Select Comfort respectively. F&M is a wholly owned subsidiary of The St. Paul. F&M is the 99% owner of St. Paul Venture Capital IV, LLC ("SPVC IV"), St. Paul Venture Capital V, LLC ("SPVC V") and SPVC VI. The St. Paul is the 77% owner of St. Paul Venture Capital, Inc. ("SPVC"), the manager of St. Paul Venture Capital Affiliates Fund I, LLC ("SPVC Affiliates"). F&M is the record owner of 4,806,022 shares of Common Stock and 59,769 shares of Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. F&M also beneficially owns, through its 99% ownership interest in SPVC IV, 321,017 shares of Common Stock and 11,760 shares of Common Stock issuable upon exercise of outstanding warrants and options which are exercisable within 60 days. In addition, F&M beneficially owns, through its 99% ownership interest in SPVC V, 955,900 shares of Common Stock, 138,361 shares of Common Stock issuable upon exercise of outstanding options, and 727,272 shares of Common Stock issuable upon conversion of a five-year convertible debenture, all of which are exercisable or convertible within 60 days. Furthermore, The St. Paul beneficially owns, through its 77% ownership interest in SPVC, the manager of SPVC Affiliates, 275 shares of Common Stock. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, SPVC V, and SPVC Affiliates, The St. Paul may be deemed to own beneficially 7,020,376 shares described in this Schedule 13D. By virtue of the affiliate relationships among The St. Paul, F&M, SPVC IV, and SPVC V, F&M may be deemed to own beneficially 7,020,101 shares described in this Schedule 13D. Hence, each The St. Paul and F&M may be deemed to beneficially own 7,020,376 shares of the Common Stock of Select Comfort and 7,020,101 shares of Common Stock of Select
     Comfort respectively. The amount beneficially owned by the Reporting Persons in this Item does not include additional shares that may be deemed beneficially owned by the Reporting Persons as a result of the voting agreement described in Item 6.

       2. Percent of class: The St. Paul: 37.0% and F&M: 37.0%. The foregoing percentages are calculated based on the 18,055,633 shares of Common Stock reported to be outstanding by Select Comfort on its most recently filed quarterly report on Form 10-Q for the quarter ended December 30, 2000.


       (b)      Number of shares as to which The St. Paul has:

            (i)   Sole power to vote or to direct the vote...................          0

            (ii)  Shared power to vote or to direct the vote.................  7,020,376

            (iii) Sole power to dispose or to direct the disposition of......         0

            (iv)  Shared power to dispose or to direct the disposition of....  7,020,376

       (b)      Number of shares as to which F&M has:

            (i)   Sole power to vote or to direct the vote...................          0

            (ii)  Shared power to vote or to direct the vote.................  7,020,101

            (iii) Sole power to dispose or to direct the disposition of......          0

            (iv)  Shared power to dispose or to direct the disposition of....  7,020,101

        (c)    Not applicable.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons hereby add the following disclosure to this
Item 6:

         On May 1, 2001, Select Comfort borrowed $2 million (the "Loan") from SPVC VI. The Note issued to SPVC VI evidencing the Loan bears interest at an interest rate of 8% per year, is payable within five days of demand therefor by SPVC VI, is guarantied by Select Comfort Retail Corporation and Select Comfort Direct Corporation, (the "Guarantee"), each of which is a direct or indirect wholly owned subsidiary of Select Comfort (collectively, the "Subsidiaries"), is secured by substantially all of the personal property of Select Comfort and the Subsidiaries pursuant to written security agreements (collectively, the "Security Agreements") in favor of SPVC VI, and is convertible into the securities issued in Select Comfort's next financing at the same price per security paid by the other purchasers in such financing. It is anticipated that the issuance of securities by Select Comfort in its next financing may require approval by Select Comfort's shareholders under rules of the National Association of Securities Dealers, Inc. To ensure approval by Select Comfort's shareholders of the proposed issuance, SPVC VI has entered into a voting agreement with several of Select Comfort's shareholders pursuant to which these shareholders agreed to vote in favor of the proposed issuance (the "Voting Agreement").

         A copy of the Note, the Guarantee, the Security Agreements and the Voting Agreement are attached as exhibits to this Amendment No. 4 to Schedule 13D and are incorporated herein by this reference

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         The Reporting Persons hereby add the following exhibits to this
Item 7:

         Exhibit 1 Demand Note dated May 1, 2001 in the Principal Amount of $2,000,000 issued by Select Comfort Corporation and made payable to St. Paul Venture Capital VI, LLC

         Exhibit 2 Guarantee dated May 1, 2001 by Select Comfort Retail Corporation and Select Comfort Direct Corporation

         Exhibit 3 Security Agreement dated May 1, 2001 in Favor of St. Paul Venture Capital VI, LLC by Select Comfort Corporation

         Exhibit 4 Security Agreement dated May 1, 2001 in Favor of St. Paul Venture Capital VI, LLC by Select Comfort Retail Corporation and Select Comfort Direct Corporation

         Exhibit 5 Letter Agreement dated May 1, 2001 Among St. Paul Venture Capital VI, LLC and Certain Shareholders of Select Comfort

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2001

THE ST. PAUL COMPANIES, INC.



         By:  /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By: /s/ Bruce A. Backberg
             ----------------------------------------
                 Bruce A. Backberg
         Its:    Senior Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION                                 METHOD OF FILING
----------                                -----------                                 ----------------
     1         Demand Note dated May 1, 2001 in the Principal Amount of                Filed Herewith
               $2,000,000 issued by Select Comfort Corporation and made payable to St. Paul Venture Capital VI, LLC

     2         Guarantee dated May 1, 2001 by Select Comfort Retail Corporation        Filed Herewith
               and Select Comfort Direct Corporation

     3         Security  Agreement dated May 1, 2001 in Favor of St. Paul Venture      Filed Herewith
               Capital VI, LLC by Select Comfort Corporation

     4         Security  Agreement dated May 1, 2001 in Favor of St. Paul Venture      Filed Herewith
               Capital VI, LLC by Select Comfort Retail Corporation and Select
               Comfort Direct Corporation

     5         Letter  Agreement dated May 1, 2001 Among St. Paul Venture Capital      Filed Herewith
               VI, LLC and Certain Shareholders of Select Comfort